# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Belite Bio, Inc, CIK 0001889109
CUSIP: 07782B104
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 12750 High Bluff Drive, Suite 475,, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965750

## Reporting persons
- Lin Bioscience International Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,095,263; shared voting power 0; sole dispositive power 17,095,263; shared dispositive power 0; aggregate amount beneficially owned 17,095,263 (53.7% of the class)
  Comment: (1)The percentage is calculated based upon an aggregate of 31,826,549 Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Belite Bio, Inc
Address of issuer's principal executive offices: 12750 High Bluff Drive, Suite 475, San Diego, CA 92130, United States of America

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed on behalf of Lin Bioscience International Ltd. ("Reporting Person")
Address of principal business office or, if none, residence: The business address of the Reporting Person is 36F., No. 68, Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan.
Citizenship: Lin Bioscience International Ltd. is a company organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,095,263
Percent of class: 53.7
Sole power to vote or to direct the vote: 17,095,263
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,095,263
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lin Bioscience International Ltd.: Yu-Hsin Lin, Yu-Hsin Lin/Director (01/21/2025)